Form 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person* Pacific USA Holdings Corp. (1)	2. Issuer Name and Ticker or Trading Symbol MONACO FINANCE, INC.		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) ___ Director _X_ 10% Owner ___ Officer (give ___ Other (specify title below) below)
(Last) (First) (Middle) 2740 North Dallas Parkway, Suite 200	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary) 74-2255876	4. Statement for Month/Year December 2000
(Street) Plano, Texas 75093		5. If Amendment, Date of Original (Month/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) ___ Form filed by One Reporting Person _X_ Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
		Code	V	Amount	(A) or (D)	Price
Class A Common Stock	11/08/2000	J(4)		(4)	(4)	(4)	1,567,863	I	(2)
Class A Common Stock	12/14/2000	J(5)		83,000(5)	A	$20(5)	1,567,863	I	(2)
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. * If the form is filed by more than one reporting person, see Instructions 4(b)(v).
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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1.Title of Derivative Security (Instr.3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/ Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of(D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9.Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
8% Cumulative Convertible Preferred Stock, Series 1998-1		11/08/2000	J(4)		(4)	(4)	(4)	(4)	Class A Common Stock	939,035		2,347,587	I	(3)
Explanation of Responses:
(1)	Designated Filer. See attached Supplement A for group beneficial owners.
(2)	1,567,863 shares of Class A Common Stock are directly owned by Consumer Finance Holdings, Inc., which is a wholly owned subsidiary of Pacific USA Holdings Corp., which is a wholly owned subsidiary of Pacific Electric Wire & Cable Co., Ltd.
(3)	2,347,587 shares of 8% Cumulative Convertible Preferred Stock, Series 1998-1, are directly owned by Consumer Finance Holdings, Inc., which is a wholly owned subsidiary of Pacific USA Holdings Corp., which is a wholly owned subsidiary of Pacific Electric Wire & Cable Co., Ltd.
(4)	See attached Supplement B for explanation of transaction.
(5)	See attached Supplement C for explanation of transaction.
J	See attached Supplements B and C for explanation of transactions.
*	See attached signature page for explanation of transaction.
**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	/s/ Bill C. Bradley, Chief Executive Officer* **Signature of Reporting Person	12/22/2000 Date
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Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.	Page 2

Supplement A to Form 4
Form 4 Statement, December 2000 Name of Reporting Person Pacific USA Holdings Corp.	Name of Issuer Monaco Finance, Inc. (MONFA)

PACIFIC ELECTRIC WIRE & CABLE CO., LTD.
4th Floor, 285 Chung Hsiao East Road, Section 4
Taipei, Taiwan, Republic of China
Tax ID No.: N/A - Foreign Corporation

PACIFIC USA HOLDINGS CORP.
2740 North Dallas Parkway, Suite 200
Plano, Texas 75093
Tax ID No.: 75-2255876

CONSUMER FINANCE HOLDINGS, INC.
2740 North Dallas Parkway, Suite 200
Plano, Texas 75093
Tax ID No.: 75-2704763

Supplement B to Form 4
Form 4 Statement, December 2000 Name of Reporting Person Pacific USA Holdings Corp.	Name of Issuer Monaco Finance, Inc. (MONFA)

      Pacific USA Holdings Corp. ("Pacific"), Consumer Finance Holdings, Inc. ("Consumer"), Pacific Financial Group, Inc. ("Pacific Financial"), Pacific Southwest Bank ("PSB"), and First CF Corp. ("First CF") are referred to below in this Supplement B to Form 4 as Pacific, Consumer, Pacific Financial, PSB, and First CF. First CF is a wholly owned subsidiary of PSB, which is a wholly owned subsidiary of Pacific Financial, which is a wholly owned subsidiary of Pacific. Consumer is also a wholly owned subsidiary of Pacific.

     Prior to November 8, 2000, Consumer directly owned 1,322,632 shares of Class A Common Stock of the Issuer ("Common Stock"). On November 8, 2000, First CF dividended 162,231 shares of Class A Common Stock and 2,347,587 shares of 8% Cumulative Convertible Preferred Stock, Series 1998-1 ("Convertible Stock"), each 2.5 shares of which are convertible into one share of Class A Common Stock at any time, to Pacific Financial, which subsequently dividended those shares to Pacific USA, which then contributed those shares to Consumer. As a result of these dividends and contribution, Consumer directly owned 1,484,863 shares of Common Stock and 2,347,587 shares of Convertible Stock, 2.5 shares of which are convertible into one share of Common Stock. Moreover, First CF, PSB, and Pacific Financial are no longer beneficial owners of any class of securities of Issuer and will no longer be Reporting Persons unless one later becomes a beneficial holder of more than 5% of a class of securities of Issuer.

Supplement C to Form 4
Form 4 Statement, December 2000 Name of Reporting Person Pacific USA Holdings Corp.	Name of Issuer Monaco Finance, Inc. (MONFA)

     By letters dated December 4, 2000, Morris Ginsburg ("Ginsburg") exercised his option to "put" to Consumer Finance Holdings, Inc. ("Consumer") 58,000 shares of Class B Common Stock of Issuer for the consideration of $1,160,000 and the Sandler Family Partners, Ltd. ("Sandler") exercised its option to "put" to Consumer 25,000 shares of Class B Common Stock of Issuer for the consideration of $500,000, for an aggregate of 83,000 shares of Class B Common Stock of Issuer in consideration of $1,660,000, pursuant to the terms of the Option Agreement effective as of December 4, 1997 made and entered into by and among Consumer, Ginsburg and Sandler (the "Option Agreement"). Consumer subsequently converted the shares of Class B Common Stock into shares of Class A Common Stock. The source of funds for this transaction, which were paid on December 14, 2000 was working capital of Consumer which had previously been deposited into an escrow account established pursuant to the Option Agreement.

ADDITIONAL SIGNATURES TO FORM 4
Form 4 Statement, December 2000 Name of Reporting Person Pacific USA Holdings Corp.	Name of Issuer Monaco Finance, Inc. (MONFA)

Dated: December 22, 2000

PACIFIC ELECTRIC WIRE & CABLE CO., LTD.

By: ___________________________________
      Tung Ching-yun, Vice President

CONSUMER FINANCE HOLDINGS, INC.

By: ___________________________________
      Bill C. Bradley, Chief Executive Officer